UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 005-60009

Praecis Pharmaceuticals Incorporated (formerly PRAECIS PHARMACEUTICALS INCORPORATED)
(Exact name of registrant as specified in its charter) 830 Winter Street Waltham, Massachusetts 02451 Telephone: (781) 795-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	☒	Rule 12h-3(b)(l)(i)	☒
Rule 12g-4(a)(l)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share – 1 holder

Preferred Stock Purchase Rights – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Praecis Pharmaceuticals Incorporated has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 16, 2007

PRAECIS PHARMACEUTICALS INCORPORATED

By:	/s/ Donald F. Parman
	Name:	Donald F. Parman
	Title:	Secretary